UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 6, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 6, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for April 2015

Mumbai, May 6, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for April 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		April 2014	April 2015	April 2014	April 2015	April 2014	April 2015
Micro	NANO	1032	1540	1027	1486	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	5764	7365	4495	7316	271	80
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	342	52	131	123	21	0
UV1	SUMO	1323	1365	824	1026	92	44
UV2	SAFARI, SUMO GRANDE, MOVUS	1054	446	797	197	7	2
UV3	ARIA, XENON	138	9	79	19	3	0
V1	VENTURE	121	95	88	63	0	0
V2	ACE MAGIC, MAGIC IRIS	3481	2074	2614	1593	2	5
N1- A1	ACE, ACE EX, ACE Zip	9947	8760	8152	6554	838	1037
N1- A2	Super ACE, TATA207, XENON, Winger DV	2223	2326	1485	1287	593	849
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	173	131	77	99	10	3
M2- A2	Winger 14 seats, SFC407, CityRide	377	286	331	177	21	32
N2- A1	SFC407, LPT407	1067	745	1089	1043	47	75
N2- A2	SFC709, LPT709	842	736	284	145	100	205
N2- A3	LPT9109	848	475	253	286	47	146
N2- A4	LPT1109	245	333	701	852	119	106
M3- A2	LP709, SFC410, LP410	1184	1187	772	1052	62	221
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	700	726	501	831	13	63
M3- C2	LPO1512, LPO1612, Starbus, Divo	687	680	619	394	159	181
N3- A1	LPT1613, LPK1616, SK1613	2807	2743	1411	2261	601	383
N3- B1(a)	LPT2518, LPK2518	3064	2671	2412	2577	123	164
N3- B1(b)	LPT3118	1847	3059	1645	1670	76	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	420	230	194	211	2	154
N3-B2(d)	LPS4018, LPS4023	605	1292	582	973	3	34
N3- B2(e)	LPS4928	75	47	107	124	12	2

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	217	375	143	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.